02042707

9 July 2002

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

SEC MAIL PROCESSING RECEIVED JUL 17 2002 WASH. D.C. 154 SECTION

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

PROCESSED JUL 23 2002 THOMSON FINANCIAL

- Presentation to Asia Pacific Financial Institutions Conference

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

7/18

06/97(B)

61100

st.george™

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	467
Pages (Includes this page):	43
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Presentation to Asia Pacific Financial Institutions Conference**
Date Sent:	8 July 2002

St.George's Managing Director and Chief Executive Officer, Mrs Gail Kelly, will be giving the attached presentation to the Asia Pacific Financial Institutions Conference this evening in London. The presentation will also be available on the Bank's website www.stgeorge.com.au, in the Shareholder Centre.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

Deutsche Bank Asia Pacific Financial Institutions Conference

London July 2002



Gail Kelly
Managing Director
St.George Bank Ltd

St.George Bank

Performance to date

Strategic framework

Strategy execution



Uniquely Positioned

Assets of >A$150 Billion

ANZ | National Australia Bank | Westpac | Commonwealth Bank

Assets of A$50Billion

st.george

Assets of <A$30 Billion

Adelaide Bank | Suncorp Metway | Bendigo Bank | BankWest

A 'Top 20' Company

Rank	Company	Market Capitalisation ($bn)
1	National Australia Bank	54.8
2	News Corp	46.5
3	Commonwealth Bank	41.3
4	BHP Billiton	38.3
5	Telstra Corporation	29.9
6	ANZ Banking Grp	28.9
7	Westpac Banking	28.6
8	AMP Ltd.	17.7
9	Rio Tinto Ltd.	16.7
10	Woolworths Ltd.	13.8
11	Wesfarmers Ltd.	10.1
12	WMC Ltd.	10.1
13	Foster's Grp	9.7
14	St.George Bank	9.6
15	Brambles Ind.	9.1
16	Woodside Petroleum	9.0
17	Singapore Tel	8.5
18	Westfield Holdings	8.4
19	Telecom Corporation	8.0
20	Coles Myer Ltd.	7.9

SOURCE: AFR 01/07/02

Business Profile

- 5th largest bank nationally
- 3rd largest bank in NSW* and ACT^
- Largest bank in SA^
- c.2.6m customers
- c.7500 employees
- Residential lending represents approximately 72% of receivables

Business Volumes

	March 2002 $bn	Market Share %
Total Lending**	48.3	9.1
Managed Funds	17.5	13.0
Retail Deposits	26.8	9.3
Residential Lending^^	34.9	10.4

* Total deposits Mar 2002
^Total lending- APRA Mar 2002
**Includes bill acceptances and securitised loans
^^ Includes securitised loans

St.George Bank

Performance to date

Strategic framework

Strategy execution



Strong Half-Year Profit Result

	Mar 2002	Mar 2001	% Change
Profit After Tax^	$244m	$173m	41
Earnings per Share*	122.5¢	96.4¢	27
Return on Equity*	19.3%	15.8%	
Expense to Income*	52.7%	55.6%	
Dividend	38 cents	31 cents	23

^Profit before significant items

*Calculated before significant items and goodwill amortisation

Sustained Financial Performance



NPAT*
$m
280
240
200
160
120
244
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Expense/Income Ratio^
%
64
60
56
52
48
44
52.7
ROE^
%
20
15
10
19.3
EPS^
cents
120
110
100
90
80
70
122.5

* Before significant items

^Before goodwill amortisation and significant items

Credit Quality Remains A Differentiator



Bad & Doubtful Debts/
Receivables
%
0.3
0.2
0.1
0.0
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02



Gross Impaired
Assets/ Receivables
%
1.0
0.8
0.6
0.4
0.2
0.0
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02

Average of the 4 Majors
St.George

Satisfied Customers Provide Opportunity



Customer Satisfaction Ratings
St.George relative to the average of the 4 majors
Base: Respondents with transaction accounts at institution (aged 14+)
%
75
70
65
60
55
50
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
Trend is based on three month rolling average
St.George
Average of the 'Big 4'

Source: Roy Morgan Research, Mar 2002

Satisfied Customers Provide Opportunity

Customer Satisfaction Ratings

Base: Respondents with transaction accounts at institution (aged 14+)



St.George relative to the range of the 4 majors
%
75
70
65
60
55
50
45
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Range of the 4 majors
St.George

Source: Roy Morgan, Feb 2002
Trend is based on three month rolling average

Foundation is Under-Leveraged

Av. Number of financial products held (includes insurance & investments)

Base: Respondents aged 14+ who nominate the institution as their Main Financial Institution

Products per MFI customer*



2.7
2.3
1.9
1.5
2.0
2.5
2.4
2.2
2.5
St.George
Westpac
ANZ
CBA
NAB

Source: Roy Morgan Single Source- Finance Monitor 3 months to February 2002
* Products held with any part of the group

Major Acquisitions & Internal Programs Absorbed Focus


$21
19
17
15
13
11
9
7
5
Other Strategic Investments
SEALCORP
Best Bank
Y2K & GST
SGB Share Price
Integrations: Barclays & Advance/St.George
1994
1996
1998
2000
2002

St.George Bank

Performance to date

Strategic framework

Strategy execution





St.George Strategic Framework

SIX KEY BUSINESS GOALS:

1. Deepen and strengthen relationships with customers in our chosen markets
2. Leverage specialist capabilities for growth
3. Creatively differentiate on service
4. Accelerate and empower relationship selling
5. Optimise cost structure
6. Build team and performance culture

Out "local" the nationals & out "national" the locals

1. Deepen and Strengthen Relationships with Customers in our Chosen Markets

- Develop customer value propositions for chosen segments
- Leverage strong data warehouse capabilities
- Align skills, incentives and service levels
- Prioritise and implement
- Look for quick wins

Personal banking business flows (12 mths)

- c.222k new customers pa buy banking product


New customers
Cross sales to existing customers
Existing customers grow / shrink balances
Retained customers close products
Defection

- 7% or c.157k existing customers pa buy additional banking product
- 6% or c.137K customers close one or more products
- Losing c.211k customer relationships pa

Note: Acquisition and defection data for non-business customer base. April '01 - '02.
Source: GDW (GHS)

Example- GOLD Segment Opportunity

GOLD

- 50,000 GOLD Customers



Less than 5% of GOLD customers have Group managed funds

2. Leverage Specialist Capabilities for Growth

Examples include:

- Residential lending and portfolio loans
- Payment services
- Property finance
- SEALCORP
- IFA relationship capabilities
- "dragondirect"

Leverage Specialist Capabilities for Growth

Opportunities for:

- Attracting new customers
- Alliances and partnerships
- Greater than system growth in non-core geographies
- Cost effective growth

Example- Firing Up dragondirect

dragondirect from St.George

- Rapid growth in 20 months
- Two products $2.7b: "directsaver" and "directfunds"
- Over 75,000 customers
- Opportunity for low cost national expansion
- New products for launch this year:
  - Credit card
  - Insurance
  - Transaction account
  - Share broking



$bn
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02

Example- Home Equity Loan

Residential Loans Mix


9%
As at Sep '98
26%
As at Mar '02
Home Equity Loans

- 27% market share in approvals
- Superior profitability characteristics
  - Size of loan
  - Fees and margin
  - Life of loan
  - Relationship focused
- 5 star rated product

Example- Targeting Electronic Channel Fee Income

Network ATM's



# of terminals
Transactions (m)
3,000
2,500
2,000
1,500
1,000
120
110
100
90
80
Mar-99
Mar-00
Mar-01
Mar-02
# of ATMs
# of Transactions

EFTPOS Terminals



# of terminals
Transactions (m)
50,000
40,000
30,000
20,000
10,000
0
12
10
8
6
4
2
0
Mar-99
Mar-00
Mar-01
Mar-02
# of Terminals
# of Transactions

Example- SEALCORP

- Asgard number 2 in MasterTrusts
- FUA has increased: $5b to $12.8b in 3 years
- Successful multi-channel distribution
- Reputation of service delivery
- Increased leverage between St.George and SEALCORP
- Wrap product launched in May2002

3. Creatively Differentiate on Service

- St.George is the "friendly" alternative sought after by customers
- Align service propositions to desired customer segment outcomes
- Incentives across Group linked to customer satisfaction measures
- Build on strong community orientation and commitment

4. Accelerate & Empower Relationship Selling

- Sales culture focused on:
  - Customer relationships
  - Assisting customers achieve their goals
- Sales system aligned to segment outcomes
- Focus on sales of wealth management products into St.George customer base

Example- Relationship Selling: Key Account Relationship Management for Middle Market

- KARM - differential management strategy for middle market
- Started in 2000 using team based business model
- Represent 10% of customer base
- Extensive skilling undertaken

Example- Relationship Selling: (KARM) Key Account Relationship Management



Satisfaction
67%
82%
Overall Corporate & Business Bank
Key Accounts
Propensity to Buy*
81%
88%
Overall Corporate & Business Bank
Key Accounts
Cross-Sell Ratio
2.1
4.9
Overall Corporate & Business Bank
Key Accounts

Data: February 2002

* Customers with St.George as first preference for next product

5. Optimise Cost Structure

- Continuous improvement – a way of life
- Head office, support and administration review
- Process redesign including back office processing and product manufacture
- Tightly manage investments for the future
- Analyse breakthrough alternatives eg. Outsourcing, business model redesign

Example- Benchmarking Information Technology

OBJECTIVES

- Establish baseline
- Benchmark locally and globally
- Determine gaps and opportunities
- Prioritise opportunities
- Consider alternative models

6. Build Team and Performance Culture

- New executive team
- Alignment of reward and recognition systems to support business goals
- Focus on management and leadership development
- Coaching
- Teamwork

Organisation Chart- Team


Gail Kelly - Managing Director
Greg Bartlett
Inst & Bus
Banking
Rob Chapman
BankSA
Andrew Thorburn
Personal & Small
Bus Banking
Paul Fegan
Investment
Services
Peter Clare
Group Strategy &
Office of the MD
John Loebenstein
Information
Technology
Steve McKerihan
Finance &
Risk Mgt
Brett Wright
Human
Resources

WHAT YOU'RE LOOKING FOR IN A BANK
www.stgeorge.com.au
st.george

St.George Bank

Performance to date

Strategic framework

Strategy execution



Even Better Bank- Driving Towards Full Potential

Two Part Program

1. Customer-led growth	2. Business Productivity
Goal: Leverage deep customer knowledge to develop and implement a focused growth plan	Goal: Establish a truly competitive cost position which allows winning propositions to be offered to our customers

People and Culture

Quick Wins

Even Better Bank-Approach

Group-wide:
- Breaking down the silos
- No sacred cows

80/20:
- Focused on the biggest opportunities
- Prioritise; don't over analyse

Action oriented:
- Rapid timeline; diagnosis already complete
- Early impact 2002; full benefit end 2003

Broad engagement:
- Around 60 of our best and brightest people seconded
- Comprehensive executive involvement

Customer Led Growth


Diagnostic
Personal segments: cross-sell and retention
Business segments: acquisition and cross-sell
New opportunities
Business model

- **Seven prioritised growth opportunities**
- **New approach to customer management**
- **Redesigning business model**

Business Productivity



Diagnostic phase
Projects and budgets
Systems
Overhead
People and structure
Rapid execution
Quick Wins

- Thirteen substantial opportunities identified
- Focused teams now pursuing each one

On Track to Deliver Performance Targets

- Profitability expected to be maintained at current levels in the 2nd half
- Final dividend expected to exceed interim if current profitability is maintained
- Targeting double digit earnings per share per annum
- Market update in September 2002

Summing Up...

- Quality 1H earnings
- Strong platform in place
- Brand differentiation sets us apart
- Strongly positioned for future growth
- Program in place – "Even Better Bank"
- Track record to succeed

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Manager, Investor Relations
Ph: 00 61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au


st.george